

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 8, 2010

<u>Via U.S. Mail and Facsimile</u>

David P. Gardner
Executive Vice President and Chief Financial Officer
Home Properties, Inc.
850 Clinton Square
Rochester, NY 14604

>   **Re: Home Properties, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2009**
>   **Filed February 26, 2010**
>   **Form 10-Q for period ended March 31, 2010**
>   **Filed May 7, 2010**
>   **File No. 1-13136**

Dear Mr. Gardner:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2009</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31</u>

<u>Liquidity and Capital Resources, page 41</u>

1.   From page 14, we note the discussion of significant "balloon payments" and that you "do not expect to have cash flows from operations to make all balloon payments." On page 47, we also note that you have over $400 million in maturing obligations over the next two years. Please tell us your expectations regarding the satisfaction of such obligations. To the extent applicable, please include a similar discussion in future filings.

Contractual Obligations and Other Commitments, page 46

Tabular Disclosure of Contractual Obligations, page 47

2.   We note your disclosure indicating that long-term debt includes principal payments only. In future filings, please disclose the amount of interest payable on your outstanding debt. Refer to SEC Interpretative Release 33-8350.

Form 10-Q for period ended March 31, 2010

Part II – Other Information, page 25

Item 6. Exhibits, page 26

3.   We note that agreements filed as exhibits 10.6, 10.13, 10.33, 10.44 and 10.45 only list and do not include the exhibits and schedules that are referenced by such agreements. Please note that Item 601(b)(10) requires the filing of complete material contracts, which would include exhibits and schedules to such contracts. Please explain your basis for the omission of the noted exhibits and schedules. If you determine that the noted agreements are no longer material to investors, please explain such determination. Alternatively, please file the complete agreements with your next periodic filing.

Exhibits 31.1. and 31.2

4.   We note that you have altered certain language related to the certifications of your Principal Executive Officer and Principal Financial Officer. In future filings, please do not alter the language of your officers' certifications, as the required certifications must be in the exact form set forth in Item 601(b)(31) of Regulation S-K for both annual and interim periods.

Definitive Proxy filed March 31, 2010

Board Compensation

2009 Director Compensation Table, page 13

5.   In future filings, please update your footnote disclosure to clarify that the remaining differences in earned fees reflect the aggregate fees based on attended committee meetings.

Executive Compensation

Compensation Discussion and Analysis

Annual Incentive Awards, page 20

6.   It is unclear from your disclosure how each such executive's role resulted in the "bonus units" that you have identified for each executive in the compensation table. Please provide us with a more detailed discussion of how the compensation committee determined the amounts identified for each executive. Similarly, with a view towards improved disclosure, please also provide a more thorough discussion of the bonus factors (as a percentage of base salary) for each executive. Refer to Item 402(b)(2)(vii) of Regulation S-K. Please include similar disclosure in future filings, as applicable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at 202.551.3473 or Duc Dang, Senior Counsel, at 202.551.3386 with any other questions.

                                                        Sincerely,

                                                        Kevin Woody
                                                        Accounting Branch Chief